MILLER INVESTMENT TRUST

MULTIPLE CLASS PLAN PURSUANT TO RULE 18f-3

This Multiple Class Plan (the “Plan”) is adopted in accordance with Rule 18f-3 (the “Rule”) under the Investment Company Act of 1940, as amended (the “Act”) by Miller Investment Trust (the “Trust”) on behalf of the Miller Convertible Bond Fund (formerly, Miller Convertible Fund, the “Fund”).  A majority of the Trustees, including a majority of the Trustees who are not interested persons of the Trust (as defined in the Act), having determined that the Plan is in the best interests of each class of the Fund individually and of the Trust as a whole, have approved the Plan.

The provisions of the Plan are:

1.

General Description of Classes.  Each class of shares of the Fund shall represent interests in the same portfolio of investments of the Fund and shall be identical in all respects, except that each class shall differ with respect to: (i) Rule 12b-1 Plans adopted with respect to the class; (ii) Shareholder Servicing and Processing Plans adopted with respect to the class; (iii) services and expenses as provided for in the Plan; (iv) such differences relating to sales loads, purchase minimums, eligible investors and exchange privileges as may be set forth in the prospectus and statement of additional information of the Fund, as the same may be amended or supplemented from time to time (the “Prospectus”); and (v) the designation of each class of shares.  There currently are four classes designated: Class A, Class C, Class I, and Advisor Class.

a.

Class A Shares are subject to a 0.50% annual distribution and service fee.

b.

Class C Shares are subject to a 1.00% annual distribution and service fee.

c.

Class I Shares are not subject to distribution fees but have a higher minimum initial investment than Class A Shares.

d.

Advisor Class Shares are not subject to distribution fees, but are subject to a maximum 0.25% annual shareholder servicing and processing fee.

2.

Expense Allocations To Each Class.

a.

Mandatory Class Expenses.  Pursuant to Rule 18f-3, the Trust shall allocate to each class of shares of Fund any fees and expenses incurred by the class in connection with: (i) the provision of shareholder services and/or processing and (ii) the distribution of such class of shares.

b.

Discretionary Class Expenses. In addition to the fees described above, certain fees and expenses may be attributable to a particular class of shares of the Fund if such fees and expenses are actually incurred in a different amount by the class or relate to a different kind or degree of services provided to the class (“Class Expenses”).  Class Expenses are charged directly to net assets of the class of the Fund and are borne on a pro rata basis by the outstanding shares of that class.  Class Expenses may include:

 (i)

expenses incurred in connection with a meeting of shareholders;

 (ii)

litigation or other legal expenses incurred with respect to matters affecting such class of shares;

(iii)

printing and postage expenses of shareholders reports, prospectuses and proxies to current shareholders of a specific class or to regulatory agencies with respect to such class of shares;

(iv)

expenses of administrative personnel and services (including, but not limited to, those of a portfolio accountant, custodian or dividend paying agent charged with calculating net asset values or determining or paying dividends) required to support the shareholders of a specific class;

(v)

transfer agent fees identified by the transfer agent as being attributable to such class of shares;

(vi)

independent accountants’ fees incurred with respect to such class of shares;

(vii)

Securities and Exchange Commission registration fees incurred with respect to such class of shares

(viii)

blue sky notification or other filing fees incurred with respect to such class of shares;

(ix)

fees of the Trustees incurred with respect to matters affecting such class of shares; and

(x)

such other expenses, not including advisory or custodial fees or other expenses related to the management of the Fund’s assets, incurred by or attributable to a specific class.

c.

Other Expenses, Income, Gains, and Losses.  All other expenses of the Fund, as well as all income, realized gains and losses, and unrealized appreciation and depreciation of the Fund, are allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.  Notwithstanding the foregoing, the distributor, adviser or other service provider(s) of the Fund may waive or reimburse the expenses of a specific class or classes to the extent permitted under the Rule.  The Trustees will monitor any such waivers or reimbursements to ensure that they do not generate inappropriate cross-subsidization between classes.

3.

Class Designation, Voting and Conversion.  Subject to the approval by the Trustees of the Trust, the Fund may alter the nomenclature for the designations of one or more of its classes of shares.  On any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, the shareholders of each differing class shall vote separately on such matter.  Only the shareholders of a class to which the matter relates shall be entitled to vote on such matter.  None of the classes of the Fund provide shareholders with a right to convert shares of one class for shares of another class.

4.

Additional Information.  This plan is qualified by and subject to the terms of the then current Prospectus for the applicable class of shares of the Fund; provided, however, that none of the terms set forth in any such Prospectus shall be inconsistent with the terms of this Plan.  The Prospectus contains additional information about each class and the Fund’s multiple class structure.  Appendix A summarizes the minimum investment amounts, as well as the amounts of distribution and service fees, maximum shareholder servicing and processing fees, initial sales charges, and contingent deferred sales charge (“CDSC”), applicable to a particular class of shares of the Fund.

5.

Effective Date.  This Plan is effective [___________], as was approved by a majority of the Trustees, including a majority of the Trustees who are not interested persons of the Trust (as defined in the Act), on November 26, 2013.  This Plan may be terminated or amended at any time with respect to the Fund or a class thereof by a majority of the Trustees, including a majority of the Trustees who are not interested persons of the Trust (as defined in the Act).  Prior to any material amendment(s) to the Plan with respect to any class, the Trustees, including a majority of the Trustees that are not interested persons of the Trust, shall find that the Plan, as proposed to be amended (including any proposed amendments to the method of allocating class and/or fund expenses), is in the best interest of each class of shares of the Fund individually and the Fund as a whole.  In considering whether to approve any proposed amendment(s) to the Plan, the Trustees shall request and evaluate such information as they consider reasonably necessary to evaluate the proposed amendment(s) to the Plan.

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APPENDIX A

Class	Minimum Investment	12b-1 Plan Fee	Maximum Shareholder Servicing and Processing Plan Fee	Maximum Initial Sales Charge	Maximum CDSC	Exchange or Conversion Privileges
Class A	$2,500	0.50%	[____]	5.75%	None	None
Class C	$2,500	1.00%	[____]	None	None	None
Class I	$1 million	None	[____]	None	None	None
Class Advisor	$2,500	None	0.25%	None	None	None

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